SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of September, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






        CONSUMERS LOSE OUT WITH DECISION OF THE NANCY COURT OF APPEALS:

                          STRASBOURG AND ALSACE REGION

                  TEMPORARILY LOSE 200,000 RYANAIR PASSENGERS

Ryanair, Europe's No.1 low fares airline, today (Thursday, 18th September 2003) expressed total dismay at the decision of the Nancy Court of Appeals, which rejected Ryanair's application for a stay on the decision of the Administrative Tribunal in Strasbourg. The Tribunal required the Strasbourg Chamber of Commerce to terminate its commercial agreement with Ryanair on 24th September following a legal action brought by Air France's subsidiary Brit Air. Ryanair was forced to announce on 24th August that it would have to temporarily suspend its services on the route pending the outcome of its appeal of the Tribunal's decision, unless it received a stay from the Court of Appeals.

Speaking from the Court of Appeals in Nancy this morning, Ryanair's Head of Regulatory Affairs, Jim Callaghan, said:

       "We are dismayed with the Court's decision rejecting our application for a stay on the Tribunal's decision, which would have enabled us to reinstate our highly successful London-Strasbourg route. Ryanair was forced to announce the temporary suspension of the route following Air France's attempt to use the state aid rules to force us off the route. We will now have to suspend the route pending the outcome of the appeal, which could take over a year to be heard. In the meantime, French consumers and UK visitors to the Alsace region will suffer. Strasbourg Airport will continue to decline with the loss of 200,000 passengers delivered by Ryanair.

       "When the Strasbourg Chamber of Commerce approached Ryanair requesting us to fly to Strasbourg, Air France was only carrying around 3,000 passengers per month on the London route. In August alone, Ryanair carried over 18,000 passengers on this route (half of what Air France carried in an entire year). Air France has been consistently downgrading their services from Strasbourg and other French regional airports, having withdrawn from 10 direct international routes from Strasbourg alone in the past 8 years.

        "Ryanair's partnership with the Strasbourg Chamber of Commerce led to 130,000 additional visitors to Strasbourg and the Alsace Region, resulting in increased revenues to the airport and increased tourist spend to the region, along with the creation of approximately 200 new jobs. All this will be lost until our appeal has been heard.

        "Ryanair will continue to work with our partners in the Strasbourg Chamber of Commerce to appeal the decision of the Strasbourg Administrative Tribunal. In the meantime, consumers wishing to travel to the Alsace region can use our new services to Baden Baden, just 40 km from Strasbourg."

Ends.                         Thursday, 18th September 2003

For reference:  John Rowley   Pauline McAlester

                Ryanair       Murray Consultants

                Tel: 00-353-1-8121271  Tel: 00-353-1-4980300



                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  18 September 2003
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director